Exhibit 99.9

(an exploration stage enterprise)

Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(expressed in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Skeena Resources Limited are the responsibility of the Company’s management and are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal controls through an audit committee, which is comprised primarily of non-management directors. The Audit Committee reviews the consolidated financial statements prior to their submission to the Board of Directors for approval.

“Walter Coles, Jr.”	“Andrew MacRitchie”

Walter Coles, Jr.	Andrew MacRitchie
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia

March 25, 2021

Independent Auditor’s Report

Grant Thornton LLP
Suite 1600
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 607 687 2711
F +1 604 685 6569

To the Shareholders of Skeena Resources Limited:

Opinion

We have audited the consolidated financial statements of Skeena Resources Limited (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2020 and 2019, and the consolidated statements of loss and comprehensive loss, consolidated statement of changes in shareholder’s equity and consolidated statement of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Skeena Resources Limited as at December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company has incurred a loss of $60,311,139, with net cash used in operations of $66,380,262 for the year ended December 31, 2020. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the Material Uncertainty Related to Going Concern section, we have determined the following matter described below to be the key audit matter to be communicated in our report.

Issuance of flow-through shares

The Company’s disclosures related to flow through shares are included in Note 13 to the consolidated financial statements. The flow-through shares were identified as a key audit matter due to the volume and manual nature of the accounting for the issuance of the flow-through shares and the judgement applied in determining the eligibility of Canadian Exploration Expenditures.

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Proceeds from the issuance of flow through shares are restricted to eligible Canadian resource property exploration expenditures within a prescribed period. Each reporting period management undertakes a process to determine the eligibility of exploration expenditures incurred to determine the remaining commitment. This process involves significant judgement made by management, which could materially increase or decrease the flow-through share premium liability and flow-through expenditure commitment.

Our audit procedures included:

•	Reviewing the underlying agreements supporting the issuance of flow-through shares;
•	Developing an understanding of, and corroborated management’s process for, determining eligibility of qualifying exploration expenditures;
•	On a sample basis, verifying the occurrence of qualifying exploration expenditures incurred during the period and compared to management’s analysis; and
•	Evaluating the reasonableness of management’s assumptions used in the flow-through shares analysis

Other Information

Management is responsible for the other information. The other information comprises the information, other than the consolidated financial statements and our auditor’s report thereon, in Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion & Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

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As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because of the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Robert J. Riecken.

Vancouver, Canada	\s\ Grant Thornton LLP
March 25, 2021	Chartered Professional Accountants

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SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in Canadian dollars)

		December 31,	December 31,
	Note	2020	2019
ASSETS
Current
Cash and cash equivalents		$37,821,267	$13,119,477
Receivables	5	2,803,060	2,229,414
Prepaid expenses	6	1,076,237	567,755
GJ mineral property	7	-	3,083,035

Current assets		41,700,564	18,999,681
Deposits	8	2,691,177	1,413,500
Exploration and evaluation interests	9	75,074,143	1,836,759
Marketable securities	10	2,985,360	246,285
Capital assets	11	15,385,095	1,932,101

Total assets		$137,836,339	$24,428,326

LIABILITIES
Current
Accounts payable and accrued liabilities	12	$19,755,303	$4,083,095
Current portion of lease liability	14	1,329,575	307,500
Flow-through share premium liability	13	1,334,983	3,991,264

Current liabilities		22,419,861	8,381,859
Long-term lease liability	14	1,304,912	1,158,546
Provision for closure and reclamation	15	5,160,768	3,280,955

Total liabilities		28,885,541	12,821,360
SHAREHOLDERS’ EQUITY
Capital stock	16	241,339,595	99,185,162
Reserves	16	29,085,646	13,585,108
Deficit		(161,474,443)	(101,163,304)

Total shareholders’ equity		108,950,798	11,606,966

Total liabilities and shareholders’ equity		$137,836,339	$24,428,326

GOING CONCERN (NOTE 1)
CONTINGENCY (NOTE 20)
COMMITMENTS (NOTE 13 AND 21)
SUBSEQUENT EVENTS (NOTE 22)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed “Craig Parry”	signed “Suki Gill”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

1

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(expressed in Canadian dollars)

		For the years ended
		December 31
	Note	2020	2019
Exploration and evaluation	9,12	$70,458,371	$12,758,069
Share-based payments	9,12,16	3,164,219	1,768,026
Administrative wages	12	1,981,991	1,076,010
Communications		1,035,267	712,397
Professional fees		461,433	247,832
Office and administration		501,700	83,571
Finance costs		-	134,693
Consulting		1,623,478	174,338
Travel		38,790	90,191
Transfer agent and listing fees		289,309	30,736
Property research		-	27,682
Foreign exchange loss		2,140	23,137
Interest income		(394,720)	(70,223)
Accretion	14,15	102,399	141,138
Amortization	11	377,195	376,525
(Gain)/loss on marketable securities	10	(4,075,952)	725,315
Impairment of mineral property interests	9	-	10,645,319
Flow-through share premium recovery	13	(11,136,042)	(1,861,893)
Gain on sale of mineral property	7,9	(4,118,439)	-

Net loss and comprehensive loss for the year		$(60,311,139)	$(27,082,863)

Loss per share – basic and diluted		$(0.36)	$(0.25)

Weighted average number of common shares outstanding – basic and diluted	16	169,007,586	107,927,388

The accompanying notes are an integral part of these consolidated financial statements.

2

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(expressed in Canadian dollars)

	Capital Stock		Reserves			Total
	(Note 16)		(Note 16)			Shareholders’
	Shares	Amount	Options	Warrants	Deficit	Equity
Balance at December 31, 2018	97,847,879	$81,566,790	$8,206,228	$2,873,790	$(74,080,441)	$18,566,367
Private placements	36,953,993	23,032,071	-	-	-	23,032,071
Share issue costs	-	(924,037)	-	-	-	(924,037)
Flow-through share premium	-	(4,489,662)	-	-	-	(4,489,662)
Share-based payments	-	-	2,505,090	-	-	2,505,090
Loss for the year	-	-	-	-	(27,082,863)	(27,082,863)
Balance at December 31, 2019	134,801,872	$99,185,162	$10,711,318	$2,873,790	$(101,163,304)	$11,606,966
Private placements	51,803,374	87,761,508	-	-	-	87,761,508
Share issue costs (Note 16)	-	(3,852,991)	-	-	-	(3,852,991)
Flow-through share premium	-	(8,479,761)	-	-	-	(8,479,761)
Shares issued upon property acquisition	22,500,000	59,400,000	-	-	-	59,400,000
Warrants issued upon property acquisition	-	-	-	11,325,980	-	11,325,980
Exercise of options	2,029,112	1,754,311	(743,506)	-	-	1,010,805
Exercise of warrants	5,607,449	5,571,366	-	-	-	5,571,366
Share-based payments	-	-	4,918,064	-	-	4,918,064
Loss for the year	-	-	-	-	(60,311,139)	(60,311,139)
Balance at December 31, 2020	216,741,807	$241,339,595	$14,885,876	$14,199,770	$(161,474,443)	$108,950,798

The accompanying notes are an integral part of these consolidated financial statements.

3

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in Canadian dollars)

	For the years ended
	December 31
	2020	2019
OPERATING ACTIVITIES
Loss for the year	$(60,311,139)	$(27,082,863)
Items not affecting cash
Amortization	377,195	376,525
Share-based payments (Note 9 & 12)	3,164,219	1,768,026
Flow-through share premium recovery	(11,136,042)	(1,861,893)
Accretion (Note 14 & 15)	102,399	116,028
Impairment of mineral property	-	10,645,319
Gain on sale of mineral property (Note 7)	(4,118,439)	-
Realized loss/(gain) on sale of marketable securities	(1,320,938)	170,785
Unrealized loss/(gain) on marketable securities	(2,755,014)	554,530
Recovery of accounts receivable	-	(115,990)
Items not affecting cash - Exploration and evaluation
Amortization (Note 9)	235,886	-
Accretion (Note 9)	59,797	25,110
Share-based payments (Note 9 & 12)	1,753,845	737,064
Changes in non-cash operating working capital
Receivables	(1,323,646)	1,397,219
Prepaid expenses	(508,482)	(357,601)
Accounts payable and accrued liabilities	9,400,097	3,158,530
Net cash provided by (used in) operating activities	(66,380,262)	(10,469,211)
INVESTING ACTIVITIES
Proceeds from sale of mineral property	7,500,000	500,000
Surety collateral and deposits	(1,221,177)	(240,455)
Lease payments	(1,531,293)	(307,500)
Exploration and evaluation asset additions	(767,828)	-
Costs to prepare GJ property for sale	(355,026)	-
Proceeds from sale of marketable securities	2,086,877	453,400
Purchase of equipment	(5,120,189)	(17,082)
Net cash provided by (used in) investing activities	591,364	388,363
FINANCING ACTIVITIES
Net proceeds from share issuance	83,908,517	22,108,034
Proceeds from warrant exercises	5,571,366	-
Proceeds from option exercises	1,010,805	-
Net cash provided by(used in) financing activities	90,490,688	22,108,034
Change in cash and cash equivalents during the year	24,701,790	12,027,186
Cash and cash equivalents, beginning of the year	13,119,477	1,092,291
Cash and cash equivalents, end of the year	$37,821,267	$13,119,477

Supplemental Disclosure with Respect to Cash Flows (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

4

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

1.              NATURE OF OPERATIONS AND GOING CONCERN

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties focused in British Columbia. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company is in the exploration stage with respect to its mineral property interests and has not, as yet, achieved commercial production.

The consolidated financial statements were prepared on a going concern basis with the assumption that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has working capital of $19,280,703 at December 31, 2020 (2019 - $10,617,822), and consumed net cash used in operations of $66,380,262 for the year ended December 31, 2020 (2019 - $10,469,211). In addition, the Company incurred a current-year net loss of $60,311,139 (2019 - $27,082,863). The Company has limited cash resources, as compared with its planned expenditures, has incurred significant operating losses and negative cash flows from operations in the past, and will require additional funding in order to continue operations. While the Company has been successful in obtaining funding in the past, through the sale of assets and the issuance of additional equity, there is no assurance that funding will be available in the future. An inability to raise additional funds would adversely impact the future assessment of the Company as a going concern. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

The Company is dependent upon its ability to finance its operations and exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration projects and, ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of mineral reserves, the ability to raise financing to complete the exploration and development of the properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its mineral property interests on an advantageous basis, all of which are uncertain. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

2.              BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted in these financial statements are based on IFRS’s in effect as at December 31, 2020.

The consolidated financial statements of Skeena for the year ended December 31, 2020 were reviewed by the Audit Committee and were approved and authorized for issuance by the Board of Directors on March 25, 2021.

Basis of measurement

These consolidated financial statements have been prepared on an historical cost basis, except for marketable securities which are valued at fair value on the reporting date. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

5

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

2.             BASIS OF PRESENTATION (continued)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and, during the period that they were owned, the accounts of its formerly wholly owned subsidiaries, listed below.

Subsidiaries are those entities which the Company controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are de-consolidated from the date that control ceases.

Subsidiary	Location
Sona Resources Corp, until sold on November 15, 2019 (Note 9)	Canada
No. 75 Corporate Ventures Ltd. until sold on November 15, 2019 (Note 9)	Canada

Each of the above companies was 100% owned by the Company and was fully consolidated until sold.

Significant accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. The impacts of such estimates and judgments are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates, or changes to judgments, are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

Significant assumptions that management has made about current unknowns, the future, and other sources of estimated uncertainty, could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made. Such significant assumptions include, but are not limited to, the following areas:

Critical accounting estimates

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year and include, but are not limited to, the following:

•	Recoverable value of exploration and evaluation interests

The carrying value of exploration and evaluation assets and the likelihood of future economic recoverability of these carrying values is subject to significant management estimates. The application of the Company’s accounting policy for and determination of recoverability of capitalized assets is based on assumptions about future events or circumstances. New information may change estimates and assumptions made. If information becomes available indicating that recovery of expenditures are unlikely, the amounts capitalized are impaired and recognized as a loss in the period that the new information becomes available. A change in estimate could result in the carrying amount of capitalized assets being materially different from their presented carrying costs.

6

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

3.	BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments (continued)

Critical accounting estimates (continued)

•	Provision for closure and reclamation

The process of determining a value for the closure and reclamation provision is subject to estimates and assumptions, particularly when sufficient information required for a more precise estimate is still being gathered. Significant estimates include the amount and timing of closure and reclamation costs and the discount rate used. The size of the provision for closure and reclamation reflects management’s best estimate using information available on the date of approval of these consolidated financial statements.

•	Leases

Management uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency and geographic location.

•	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

•	Recovery of receivables

The Company estimates the collectability and timing of collection of its receivables, classifying them as current assets or long-term assets, and applies provisions for collectability when necessary.

•	Share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility and risk free rates of share prices, changes in the subjective input assumptions can materially affect the fair value estimate.

Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

•	Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures, meet its liabilities for the ensuing year, and to fund planned and contractual exploration programs, involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

7

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments (continued)

Critical accounting estimates (continued)

•	Contingent liabilities

In certain instances, management has assessed a low likelihood of settling certain amounts through a future outflow of resources. As a result, these amounts have been treated as contingencies rather than liabilities.

•	Recoverability of mineral property interests

Assets or cash-generating units (“CGUs”) are separately evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s mineral property interests.

In respect of costs incurred for its mineral property interests, management has determined that acquisition costs that have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit, including geologic and metallurgic information, economic assessments or studies, whether facilities are still accessible, whether permits are still existing and valid, and the Company’s ability to continue exploration and development.

•	Refundable tax credits and flow-through expenditures

The Company is entitled to refundable tax credits on qualifying resource expenditures incurred in Canada. Management’s judgment is applied in determining whether expenditures are eligible for claiming such credits.

The Company is also required to spend proceeds received from the issuance of flow-through shares on qualifying resource expenditures. Management’s judgment is applied in determining whether qualifying expenditures have been incurred. Differences in judgment between management and regulatory authorities could materially decrease refundable tax credits, increase the flow-through share premium liability and flow-through expenditure commitment.

•	Leases

Management applies judgement in determining whether a contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options.

3.	SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities that are readily convertible to known amounts of cash and those that have maturities of three months or less or are fully redeemable without penalty when acquired.

8

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral property interests

The acquisition costs of mineral properties are capitalized as exploration and evaluation interests on a project-by-project basis, pending determination of the technical feasibility and the commercial viability of the project. Acquisition costs include cash or shares paid, liabilities assumed, and associated legal costs paid to acquire the interest, whether by option, purchase, staking, or otherwise. Costs of investigation incurred before the Company has obtained the legal right to explore an area are recognized in the statement of loss.

Exploration and evaluation expenditures are comprised of costs that are directly attributable to:

•	researching and analyzing existing exploration data;
•	conducting geological studies, exploratory drilling and sampling;
•	examining and testing extraction and treatment methods; and
•	evaluating the technical feasibility and commercial viability of extracting a mineral resource.

All exploration and evaluation expenditures are expensed until properties are determined to contain economically viable reserves. When economically viable reserves have been determined, technical feasibility has been determined and the decision to proceed with development has been approved, the capitalized mineral property interest for that project, and subsequent costs incurred for the development of that project, are capitalized as mining properties, a component of property, plant and equipment.

Option-out agreements, where the Company is the operator, are accounted for by deducting the proceeds from the optionee from the expenditures made by the Company once title has been properly registered in the optionor’s name. Until title has been registered in the optionee’s name, the Company shows the amounts received as exploration advances liability.

The province of British Columbia has a Mineral Exploration Tax Credit (“METC”), whereby a company may receive a refundable tax credit of 20% or 30% for incurring qualified mineral exploration expenditures, for determining the existence, location, extent or quality of a mineral resource in the province of British Columbia. The Company recognizes METC as a reduction of exploration expenses in the period in which the qualifying expenditures are incurred. The amount ultimately recovered may be different from the amount initially recognized.

Interest on borrowings related to the construction and development of assets are capitalized until substantially all the activities required to make the asset ready for its intended use are complete. The costs of removing overburden to access ore are capitalized as pre-production stripping costs and classified as mineral property interests.

Impairment of long-lived assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the CGU to which the asset belongs.

9

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

When an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Foreign currencies

The Company, and its subsidiaries, have determined the Canadian dollar to be their functional and reporting currency. Accordingly, monetary assets and liabilities denominated in foreign currencies are recorded in Canadian dollars, translated at the exchange rate in effect at the consolidated statement of financial position date and non-monetary assets and liabilities are translated at the exchange rates in effect at the transaction date. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in profit or loss.

Financial instruments

(i)       Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets and liabilities at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has designated them at FVTPL.

(ii)       Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise.

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recorded at fair value. Unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTOCI are included in other comprehensive income or loss in the period in which they arise. On recognition, cumulative gains and losses of financial assets in other comprehensive income or loss are reclassified to profit and loss.

10

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(iii)       Impairment of Financial Assets at Amortized Cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. Regardless of whether credit risk has increased significantly, the loss allowance for trade receivables without a significant financing component classified at amortized cost, are measured using the lifetime expected credit loss approach. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Provision for closure and reclamation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of mineral properties and equipment. The valuation of these liabilities requires the use of significant estimates (Note 2, Critical accounting estimates). Insofar as the amount of the obligation can be measured with sufficient reliability, the net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period recognized. The net present value of the rehabilitation obligation is calculated using a pre-tax discount rate that reflects the time value of money. Environmental monitoring and basic site-maintenance costs are treated as period costs, and are expensed in the period incurred.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, infrastructure or technology, discount rates and estimates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The increase in the provision due to the passage of time is recognized as accretion expense.

Capital assets

Capital assets are recorded at cost less accumulated depreciation, with depreciation calculated on a declining-balance basis at an annual rate of 30% for computer hardware, 20% for equipment, and 100% for computer software.

Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of loss and comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

11

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recognized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Share-based payments

The Company has a stock option plan that is described in Note 16. Share-based payments to employees are measured at the fair value of the instruments issued on the date of grant, and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received, or at the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to Reserves. Consideration received on the exercise of stock options is recorded as capital stock and the related option reserve is transferred to capital stock.

Capital stock

The Company records proceeds from share issuances, net of issue costs. Common shares issued for consideration other than cash, are valued based on their market value at the date of closing of the transaction.

Loss per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method the dilutive effect on loss per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. Share splits or share consolidations, where each common share in the capital of the Company is exchanged for a certain number (or fraction) of a new share in the capital of the Company, are accounted for retroactively once they have been enacted, in order to present comparable information.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Unit offerings

Proceeds received on the issuance of units, consisting of non-flow-through common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants.

12

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Flow-through shares

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Canadian income tax law permits the Company to transfer the tax deductibility of qualifying resource expenditures financed by such shares to the flow-through shareholders.

On issuance, the Company allocates the flow-through share proceeds into i) share capital, ii) warrants, if any, and iii) flow-through share premium, if any, using the residual value method. If investors pay a premium for the flow-through feature, it is recognized as a liability. Upon incurring qualifying expenditures, the Company reduces the liability and recognizes a flow-through share premium recovery. At the end of a period, the flow-through share premium liability consists of the portion of the premium on flow-through shares that corresponds to the portion of qualifying exploration expenditures that are expected to be properly incurred in the future.

Proceeds received from the issuance of flow-through shares are restricted to Canadian resource property exploration expenditures within a prescribed period. The portion of the proceeds received, but not yet expended at the year-end, is disclosed as the remaining commitment in Note 13.

The Company may also be subject to Part XII.6 tax on flow-through proceeds renounced under the Lookback Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

Leases

Upon lease commencement, the Company recognizes a right-of-use asset, which is initially measured at the amount of the lease liability plus any direct costs incurred. The Company depreciates the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease; if the implicit lease rate cannot be determined, the incremental borrowing rate is used. The incremental borrowing rate is the estimated rate that the Company would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the Company. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. Payments against the lease are then offset against the lease liability. The lease liability is subsequently remeasured to reflect changes to the terms of the lease. Assets and liabilities are recognized for all leases unless the lease term is twelve months or less or the underlying asset has a low value.

13

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The IASB has issued a number of amendments to standards and interpretations, some of which were not yet effective in 2020. Amendments not yet effective have not been applied in preparing these consolidated financial statements. It is anticipated that these amendments will have no impact on the Company’s financial statements when they are adopted in future years.

Adoption of new accounting standards

Effective January 1, 2020, the Company has adopted the following new standards and amendments:

•	Amendments to IFRS 3, Business Combinations (“IFRS 3”)assist in determining whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments alter the definition of a business to include an input and a substantive process that together significantly contribute to the ability to create goods and services provided to customers, generating investment and other income. The definition also excludes returns in the form of lower costs and other economic benefits. This amendment did not have a material impact on the Company’s consolidated financial statements.

•	Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) will affect entities that apply the hedge accounting requirements to hedging relationships directly affected by the interest rate benchmark reform. The amendments modify specific hedge accounting requirements, so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark is not altered as a result of the interest rate benchmark reform. If a hedging relationship no longer meets the requirements for hedge accounting for reasons other than those specified by the amended Standards, then discontinuation of hedge accounting is still required. This amendment did not have a material impact on the Company’s consolidated financial statements.

New standards and interpretations net yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

•	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place “at the end of the reporting period”;
•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and
•	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined.

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

14

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

On May 14, 2020, the IASB issued a narrow scope amendment to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use. The amendment prohibits deducting from the cost of mineral properties, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and the related cost of sales in profit or loss. The amendment must be applied retrospectively, but only to items of mineral properties, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the consolidated financial statements in which the amendment is first applied.

This amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined.

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are classified into one of the following three categories: FVTPL; FVTOCI; and amortized cost. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	December 31,2020	December 31, 2019
Cash and cash equivalents	Amortized cost	$37,821,267	$13,199,477
Receivables	Amortized cost	$79,766	$1,080,340
Marketable securities	FVTPL	$2,985,360	$246,285
Accounts payable and accrued liabilities	Amortized cost	$19,755,303	$4,083,095

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and Level 3 – Inputs that are not based on observable market data.

The fair value of the Company’s financial instruments, represented by receivables and accounts payable and accrued liabilities approximates their carrying values due to their immediate or short-term to maturity. Marketable securities are carried at fair value using a level 1 fair value measurement.

15

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date. IFRS 9 requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at December 31, 2020, the Company is exposed to market risk on its marketable securities. A 10% decrease in the share price of the Company’s StrikePoint marketable securities (Note 10) at December 31, 2020 would have resulted in a $298,536 decrease to the Company’s marketable securities asset value and an increase of the same amount to the Company’s unrealized loss on marketable securities.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

All of the liabilities presented as accounts payable and accrued liabilities are due within 90 days of December 31, 2020.

16

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Other risks

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak to constitute a pandemic. The spread of COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, maintaining minimum distances between people, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions. To date, the Company’s operations have not been materially negatively affected by these events, apart from intermittent delays, and increasing costs, in particular around health and safety and housing field-staff. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

5.	RECEIVABLES

Receivables consist primarily of amounts due from governments in relation to refundable Mineral Exploration Tax Credits and Goods and Services Tax

	December 31, 2020	December 31, 2019
Mineral Exploration Tax Credit	$581,094	$581,094
Goods and Services Tax	2,142,200	567,980
Due from StrikePoint (Note 9)	-	750,000
Other	79,766	330,340
Total	$2,803,060	$2,229,414

17

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

6.	PREPAID EXPENSES

	December 31,	December 31,
	2020	2019
Exploration	$876,791	$166,719
Communications	45,875	139,958
General and administrative	40,089	79,970
Insurance	113,482	181,108
Total	$1,076,237	$567,755

7.	GJ MINERAL PROPERTY

On November 4, 2015, the Company acquired an option to earn a 100% interest in the GJ Property in exchange for cash consideration of $500,000 and 1,294,753 common shares valued at $1,000,000. Pursuant to the terms of a purchase agreement, the Company committed to issue shares valued at $1,500,000 prior to November 4, 2017 (issued), shares valued at $1,500,000 prior to November 4, 2020 (not issued) and a cash payment of $4,000,000 before commencement of commercial production from the GJ Property. Legal fees of $21,535 incurred in the acquisition of the GJ Property were capitalized.

The majority of the claims that constitute the GJ Property are subject to three different royalties varying from 1% to 3%. In each case the royalty may be halved by making a payment of $500,000, $1,000,000 or $2,000,000. A total of 5 mineral claims at the GJ Property are subject to no royalty whatsoever.

On February 4, 2020, the Company announced that it had entered into a purchase and sale agreement to sell the Company’s 100% interest in the GJ Property to Newcrest Red Chris Mining Limited (“Newcrest”) for consideration of $7,500,000 cash and the assumption by Newcrest of future payment obligations and royalties on the GJ Property (the “Newcrest Agreement”).

As a result of the Company’s plans to sell the GJ Property and its active search for a buyer, the Company had classified the GJ Property as a held-for-sale asset, in accordance with IFRS 5-Non-Current Assets Held for Sale and Discontinued Operations at December 31, 2019. Following the change in classification of the GJ Property, the net carrying value of $3,083,035 (Note 9) of the mineral property and the related surety bond deposit of $56,500 (Note 8) had been reclassified from non-current assets to current assets on the consolidated statements of financial position as at December 31, 2019.

During the year ended December 31, 2020, additional costs of $355,026 were incurred in order to prepare the property for sale and were added to the capitalized property costs. After deducting the surety bond deposit and capitalizing these additional costs, the balance of costs capitalized to the GJ Property was $3,381,561. On May 1, 2020 the Company completed the Newcrest Agreement, whereby it sold the GJ Property to Newcrest in exchange for $7,500,000 cash and for the assumption by Newcrest of future payment obligations and royalties on the GJ Property. The costs capitalized to the GJ Property were offset against the proceeds received, resulting in a gain of $4,118,439 on the sale of the property.

18

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

7.	GJ MINERAL PROPERTY (continued)

Summary of GJ Property sale:

Held-for-sale asset at December 31, 2019	$3,083,035
Costs incurred to prepare property for sale	355,026
Deposit recoverable (Note 8)	(56,500)
Capitalized cost prior to sale	3,381,561
Proceeds received	(7,500,000)
Gain on sale of mineral property	$(4,118,439)

8.	DEPOSITS

Deposits are amounts placed as security, either in conjunction with a lease for office space, or as deposits with governments or insurance agencies in order to help ensure that reclamation of sites is completed. Deposits relate to the following:

Deposits	Snip	Eskay	Spectrum	GJ	Blackdome	Office	Total
Dec. 31, 2018	$931,000	$45,000	$-	$159,500	$130,541	$100,000	$1,366,041
Additions	-	-	-	-	10,000	-	10,000
Surety Collateral	337,500	-	-	-	-	-	337,500
Returned	-	-	-	(103,000)	-	-	(103,000)
Disposals	-	-	-	-	(140,541)	-	(140,541)
Held-for-sale (Note 7)	-	-	-	(56,500)	-	-	(56,500)
Dec. 31, 2019	$1,268,500	$45,000	$-	$-	$-	$100,000	$1,413,500
Additions	-	11,500	45,000	-	-	1,177	57,677
Surety Collateral	(360,950)	1,625,950	-	-	-	-	1,265,000
Returned	-	(45,000)	-	-	-	-	(45,000)
Dec. 31, 2020	$907,550	$1,637,450	$45,000	$-	$-	$101,177	$2,691,177

The reclamation security required under the Mines Act (British Columbia) has been provided in the form of a surety bond. A percentage of the surety bond amount is held as collateral by the surety provider, and is shown as a deposit on the Company’s statement of financial position. The Company is currently in discussion with the Ministry of Energy, Mines and Petroleum Resources to assess whether there may be a reduction in reclamation security as a result of improvements made to local infrastructure. The Company has provided surety covering a total $15,798,256 of reclamation security at December 31, 2020.

19

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS

Snip Property, British Columbia, Canada

On July 19, 2017, the Company completed the final share payment under its option to acquire a 100% interest in the Snip gold mine from Barrick Gold Inc. (“Barrick”). The optioned property consists of one mining lease, holding the former Snip gold mine and four mineral tenures. Pursuant to the option agreement, Skeena completed a work commitment of $2 million and issued 325,000 common shares to Barrick. The closure and reclamation cost estimate is reviewed periodically, with any increase in the estimate being added to the amount shown as Exploration and Evaluation Interests asset for Snip.

Barrick retained a 1% net smelter return royalty (“NSR”) on the property. In addition, subject to Skeena delineating in excess of 2 million ounces of gold, Barrick may exercise its right to purchase a 51% interest in the property in exchange for paying the Company three times the costs incurred by the Company in exploring and developing the property, following which the parties would form a joint venture and Barrick would relinquish its 1% NSR. In addition, an unrelated historic 3% royalty exists on gold recovered from ore containing at least 0.3 ounces of gold per ton.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”). The agreement included an option to acquire a portion of Skeena’s Snip Property, and, for so long as Hochschild holds at least 5% of the issued and outstanding common shares of Skeena, the right to have a representative on the Board of Directors, and to participate in any offering of Skeena common shares.

Under the property option agreement, Skeena granted Hochschild an option to earn a 60% undivided interest in Snip located in the Golden Triangle of British Columbia (the “Option”). Hochschild will have three years to provide notice to Skeena that it wishes to exercise the Option. Once exercised, Hochschild shall then have a further three years (the “Option Period”) to:

•	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Option by Hochschild;
•	incur no less than $7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period; and
•	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing a minimum spend of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million. As at the date of these consolidated financial statements, Hochschild has not exercised this Option.

20

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Eskay Creek Property, British Columbia, Canada

Initial Option:

On December 18, 2017, Skeena announced that it had secured an option (the “Initial Option”) to acquire a 100% interest in the Eskay Creek property (“Eskay”) from Barrick located in the Golden Triangle of northwest British Columbia. Skeena has since renegotiated the Initial Option, described below. In order to earn the 100% interest, under the terms of the Initial Option agreement, Skeena was to have incurred $3,500,000 in exploration expenditures by December 18, 2020 (incurred), and was to have paid $17.7 million in cash.

Under the Initial Option, Barrick was to retain a 1.0% NSR on all parts of the property which are not already subject to royalties. In addition, Barrick was to retain a back-in right to purchase a 51% interest in the property for a 12-month period following notification by Skeena of a Nl 43-101 resource on the property of at least 1,500,000 ounces of contained gold (or equivalent). Barrick would have been able to exercise this right under the Initial Option by forfeiting its 1.0% NSR, paying Skeena up to three times Skeena’s cumulative expense on the project, reimbursing Skeena for the purchase price, and by assuming any bonding requirement for Barrick’s proportionate interest, following which the parties would have formed a joint venture.

Definitive Agreement:

On October 2, 2020, Skeena and Barrick agreed to amend the terms of the Initial Option agreement, resulting in Skeena completing the acquisition of Eskay from Barrick. Under the renegotiated “Definitive Agreement” signed August 4, 2020, Barrick relinquished its right to repurchase 51% of Eskay Creek and instead, as a result of this transaction Barrick has become a significant shareholder in Skeena.

Skeena acquired a 100% ownership interest in Eskay Creek in exchange for:

•	The issuance to Barrick of 22,500,000 units, with each unit comprised of one common share of Skeena and one non-transferrable half warrant exercisable at $2.70 until October 2, 2022; and
•	The grant of a 1% NSR royalty on the entire Eskay Creek land package. Half of that royalty may be repurchased from Barrick during the 24-month period after closing, at a cost of $17,500,000; and
•	A contingent payment, payable if Skeena sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000.

The common shares issued pursuant to the Definitive Agreement were valued at $59,400,000, and the warrants were valued at $11,325,981 using the Black-Scholes pricing model. Along with the 100% ownership interest in Eskay, the Company acquired equipment valued at $125,813 and assumed an associated asset retirement obligation of $1,564,046 (Note 15).

At closing, Barrick announced that it owned approximately 12.4% of Skeena’s outstanding shares. From the closing date, Barrick will be subject to an 18-month standstill, such that its ownership of Skeena shall not exceed 19.9%. So long as Barrick maintains at least a 10% ownership in Skeena on a partially diluted basis, it will have a right to maintain its pro-rata ownership via participation in future Skeena financings and to appoint a Director to Skeena’s Board of Directors.

21

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in the Spectrum Property in exchange for 8,000,000 common shares valued at $6,000,000, together with an interest-free promissory note payable to Eilat Exploration Ltd. (“Eilat”) in the amount of $700,000. Of these shares, 6,400,000 common shares were issued to Eilat and 1,600,000 common shares were issued to Keewatin Consultants (2002) Inc. (“Keewatin”), a private company held by a former director. The total acquisition cost for the Spectrum Property amounted to $6,862,175.

During the year-ended December 31, 2019, the Tahltan Central Government undertook an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan, and identified that the Spectrum project covers one such place. The Company regarded this development as an impairment indicator which triggered an analysis of the net recoverable amount of the Spectrum property. As a result, the Company recorded an impairment loss of $7,362,175, reducing the Spectrum Property’s carrying value to $Nil.

Porter Idaho Property, British Columbia, Canada

On September 22, 2016, the Company announced that it had successfully acquired all of the issued and outstanding common shares of Mount Rainey Silver Inc. (“Mount Rainey”). Mount Rainey’s primary asset is a portfolio covering the past-producing, underground Prosperity – Porter Idaho – Silverado silver property located in the Golden Triangle of northwest British Columbia in the Skeena Mining Division.

In addition, the Company obtained the Glacier Creek Claims located in the Glacier Creek / Albany Creek area on the east side of the Bear River Valley in British Columbia, together with municipal lots located in Stewart, British Columbia. The Company determined that Mount Rainey was a group of assets that did not constitute a business, and so treated this transaction as an asset acquisition.

During the second quarter of 2018, the Company received an offer to purchase the Porter Idaho Property for a value which was lower than the property’s carrying value. The Company considered this an indicator of impairment and conducted an impairment assessment on the property. As a result of the impairment assessment, the Company recorded an impairment of the mineral property interest of $1,325,759, reducing the carrying value of the property to $2,972,499, the value of consideration receivable on the sale to StrikePoint Gold Inc. (“StrikePoint”).

On August 15, 2018, the Company sold the Porter Idaho Property to StrikePoint in exchange for 9,500,000 securities of StrikePoint (Note 10), and a series of cash payments totalling $1,500,000 over a period ending December 31, 2019 (received $750,000 at December 31, 2019, and the remainder of $750,000 paid in shares during 2020), and secured by a first claim over the issued and outstanding shares of Mount Rainey. In addition, Skeena holds a 1% NSR on the Property and StrikePoint has the option to buy back half of the NSR at a price of $750,000.

22

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Blackdome Property, British Columbia, Canada

On September 15, 2016, the Company announced that it had successfully acquired all of the issued and outstanding common shares of Sona Resources Corporation (“Sona”). In addition to the Blackdome Property, $12 million in Canadian corporate income tax loss carry forwards were also acquired along with the Elizabeth exploration property, a mill, mobile equipment and a camp. Due to the age and condition of the related infrastructure and equipment, they were assigned zero value as part of the acquisition.

Prior to the Company’s acquisition of Sona, a legal dispute was launched against Sona by the vendors of the Elizabeth exploration property, alleging non-performance under the option agreements. The Supreme Court of British Columbia decided the matter in Skeena’s favour, but the vendors appealed the judgement. As a result of the court case, which was pending at the time of acquisition by Skeena, none of the total purchase consideration of $3,428,165 was allocated to the Elizabeth exploration property.

On November 15, 2019, the Company sold all of the issued and outstanding common shares of Sona and No. 75 Corporate Ventures Ltd. to Tempus Resources Limited (“Tempus”) in exchange for $500,000 in cash. Because the Company accepted an offer to purchase Sona and No. 75 for a value which was lower than the carrying value of the related net assets, the Company considered this an indicator of impairment and conducted an impairment assessment prior to the transaction closing. As a result of the impairment assessment, the Company recorded an impairment of the Blackdome mineral property interest of $3,283,144, determined in accordance with Level 3 of the fair value hierarchy. As a result of the sale, Skeena disposed of the net assets of the subsidiaries, including $2,327,721 in exploration and evaluation assets, and $1,581,934 in provision for closure and reclamation liability (see Note 9).

23

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and Evaluation Assets

	Blackdome	GJ	Spectrum	Eskay	Snip	Total
Total at Dec. 31, 2018	$5,670,975	$3,026,535	$7,362,175	$250,000	$-	$16,309,685
Recovery	(50,000)	-	-	-	-	(50,000)
Impairment	(3,283,144)	-	(7,362,175)	-	-	(10,645,319)
Adjust closure liability	(25,110)	-	-	-	1,586,759	1,561,649
Sale	(2,327,721)	-	-	-	-	(2,327,721)
Land costs	15,000	-	-	-	-	15,000
Held-for-sale (Note 7)	-	(3,026,535)	-	-	-	(3,026,535)
Total at Dec. 31, 2019	$-	$-	$-	$250,000	$1,586,759	$1,836,759
Adjust closure liability	-	-	-	-	305,344	305,344
Land costs[1]	-	-	-	72,932,040	-	72,932,040
Total at Dec. 31, 2020	$-	$-	$-	$73,182,040	$1,892,103	$75,074,143

(1) Land costs relate to the purchase of the Eskay Creek Mine from Barrick, through the issuance of shares and warrants in Q4 2020. The total additions to exploration rights amounted to $72,164,212 with $767,828 relating to legal fees for the completion of this acquisition.

24

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses

Year ended
December 31, 2020	Eskay	Snip	Total
Claim renewals and permits	$256,688	$60,622	$317,310
Fieldwork, camp support and local office	26,048,861	1,630,300	27,679,161
Assays, analysis and storage	2,224,428	49,913	2,274,341
Community relations	121,088	12,831	133,919
Drilling	16,014,639	1,023,473	17,038,112
Environmental studies	3,575,892	663,650	4,239,542
Geology, geophysics, and geochemical	7,758,151	602,225	8,360,376
Fuel	2,305,724	110,308	2,416,032
Helicopter	4,807,073	570,126	5,377,199
Electrical	53,731	7,799	61,530
Metallurgy	504,542	6,778	511,320
Amortization (Note 11)	235,886	-	235,886
Accretion	59,798	-	59,798
Share-based payments	1,646,607	107,238	1,753,845
Total for the year ended Dec. 31, 2020	$65,613,108	$4,845,263	$70,458,371

Year ended
December 31, 2019	Blackdome	GJ	Spectrum	Eskay	Snip	Total
Claim renewals and permits	$232,376	$4,418	$-	$165,085	$113,346	$515,225
Fieldwork, camp support and local office	15,816	275	823	2,682,600	301,889	3,001,403
Assays and analysis/storage	-	1,107	211	498,603	132,435	632,356
Community relations	162	2,736	8,882	30,168	66,028	107,976
Drilling	-	-	-	2,606,191	306,714	2,912,905
Environmental studies	44,479	-	-	93,058	60,448	197,985
Geology, geophysics, and geochemical	-	4,312	288	2,705,482	569,914	3,279,996
Fuel	-	-	-	166,467	79,470	245,937
Helicopter	9,610	-	-	510,518	217,352	737,480
Metallurgy	-	-	-	389,742	-	389,742
Share based payments	-	-		526,216	210,848	737,064
Total for the year ended Dec. 31, 2019	$302,443	$12,848	$10,204	$10,374,130	$2,058,444	$12,758,069

25

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

10.	MARKETABLE SECURITIES

On August 15, 2018, the Company sold Mount Rainey to StrikePoint in exchange for 9,500,000 securities of StrikePoint (the “StrikePoint Securities”), and a series of cash and share payments totalling $1,500,000 (Note 9). The initial fair value of the StrikePoint Securities received was $1,472,500. On January 29, 2020, the Company received an additional 15,000,000 shares of StrikePoint in satisfaction of the remaining $750,000 due to the Company (Note 9).

	Number of shares	Cost	Fair value
Balance at December 31, 2018	9,500,000	$1,472,500	$1,425,000
Sold	(4,027,000)	(624,185)	(453,400)
Realized loss	-	-	(170,785)
Unrealized loss	-	-	(554,530)
Balance at December 31, 2019	5,473,000	$848,315	$246,285

	Number of shares	Cost	Fair value
Balance at December 31, 2019	5,473,000	$848,315	$246,285
Received	15,000,000	750,000	750,000
Sold	(9,811,000)	(765,939)	(2,086,877)
Realized gain	-	-	1,320,938
Unrealized gain	-	-	2,755,014
Balance at December 31, 2020	10,662,000	$832,376	$2,985,360

26

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

11.	CAPITAL ASSETS

			Construction		Right of use
	Computer		in progress –	Right of use	asset -
	Hardware		Buildings	asset - Office	Equipment	Leasehold
Cost	& Software	Equipment	& Structures	Lease	Leases	improvements	Total
Balance, December 31, 2018	$140,774	$808,711	$-	$-	$-	$-	$949,485
Additions	16,081	168,795	-	1,657,518	-	-	1,842,394
Disposals	-	(167,794)	-	-	-	-	(167,794)
Balance, December 31, 2019	156,855	809,712	-	1,657,518	-	-	2,624,085
Additions	36,621	384,011	8,586,459	25,505	2,522,456	2,511,023	14,066,075
Balance, December 31, 2020	$193,476	$1,193,723	$8,586,459	$1,683,023	$2,522,456	$2,511,023	$16,690,160
Accumulated Amortization

Balance, December 31, 2018	$83,194	$232,265	$-	$-	$-	$-	$315,459
Amortization – G&A	25,498	114,239	-	236,788	-	-	376,525
Balance, December 31, 2019	108,692	346,504	-	236,788	-	-	691,984
Amortization – G&A	23,207	109,853	-	241,944	2,191	-	377,195
Amortization – E&E (Note 9)	-	-	-	-	235,886	-	235,886

Balance, December 31, 2020	$131,899	$456,357	$-	$478,732	$238,077	-	$1,305,065
Carrying Value
Balance, December 31, 2019	$48,163	$463,208	$-	$1,420,730	$-	-	$1,932,101
Balance, December 31, 2020	$61,577	$737,366	$8,586,459	$1,204,291	$2,284,379	$2,511,023	$15,385,095

Due to Covid-19 and the associated safety protocols, the Company is no longer able to rent existing space from other companies with camp facilities near Eskay Creek. Therefore, the Company has been required to establish its own buildings and camps. Construction in progress relates to the construction of the Eskay Creek camps, which are set to be completed within the first quarter of 2021.

At December 31, 2020 equipment is comprised of camp equipment with a cost of $98,778 (2019 - $Nil) accumulated amortization of $2,150 (2019 - $Nil) and net book value of $96,628 (2019 - $Nil), field equipment with a cost of $996,986 (2019 - $713,095) accumulated amortization of $388,702 (2019 - $289,058) and net book value of $608,284 (2019 - $424,037) and office equipment with a cost of $97,959 (2019 - $96,617) accumulated amortization of $65,505 (2019 – $57,446) and net book value of $32,454 (2019 - $39,171).

Equipment leases relate to equipment used at the Snip and Eskay Creek Mine site as well as trailers, storage units and portable bunkers held at the Eskay Creek temporary camps (Note 14).

27

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

12.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the years ended December 31, 2020 and 2019 is as follows:

	Year ended
	December 31,
	2020	2019
Director remuneration	$127,294	$117,292
Officer & key management remuneration[1]	$1,957,594	$710,048
Share-based payments	$3,267,677	$1,648,982

[1]	Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the consolidated statement of loss and comprehensive loss.

Key management compensation

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the years ended December 31, 2020 and 2019. Related party Share-based payments expense is shown as a component of both administrative share-based compensation and of exploration expenditures (Note 9). Total share-based payments expense for the year is comprised of $3,164,219 of administrative share-based compensation as well as an additional $1,753,845 included within exploration expenditures (Note 9) in the consolidated statement of loss and comprehensive loss.

Recoveries

During the year ended December 31, 2020, the Company recovered $106,156 (2019 - $138,508) in rent and salary recoveries from related parties, as a result of billing employee time for services provided and charging rent fees to related parties, classified as office and administration at a price agreed to between the related parties.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at December 31, 2020 is $351,441 (2019 - $479,083) due to employees and companies with common directors or officers, in relation to key management compensation noted above.

Receivables

Included in receivables at December 31, 2020 is $3,622 (2019 - $46,428) due from companies with common directors or officers, in relation to office rent and other recoveries.

28

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

13.	FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability related to flow-through share issuances:

Balance at December 31, 2018	$1,363,495
Creation of flow-through share premium liability on issuance of flow-through shares	4,489,662
Settlement of flow-through share premium liability pursuant to qualified expenditures	(1,861,893)

Balance at December 31, 2019	$3,991,264
Creation of flow-through share premium liability on issuance of flow-through shares	8,479,761
Settlement of flow-through share premium liability pursuant to qualified expenditures	(11,136,042)
Balance at December 31, 2020	$1,334,983

Issued in 2018: As a result of the issuances of flow-through shares in 2018, the Company had a commitment to incur $9,723,898 in qualifying CEE on or before December 31, 2019. As of December 31, 2018, the remaining commitment was $6,834,575, which was satisfied in 2019.

Issued in 2019: As a result of the issuances of flow-through shares in 2019, the Company had a commitment to incur $17,537,346 in qualifying CEE on or before December 31, 2020. As of December 31, 2019, the remaining commitment was $16,313,512, which was satisfied in 2020.

Issued in 2020: As a result of the issuance of flow-through shares in 2020, the Company had a commitment to incur $41,761,508 in qualifying CEE on or before December 31, 2021. During the year ended December 31, 2020, $34,738,471 of this commitment was satisfied, with $7,023,037 remaining.

Total: As of December 31, 2020, the remaining flow-through expenditure commitments are $7,023,037 by December 31, 2021.

29

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

14.	LEASE LIABILITY

The Company has recognized a lease liability on its office and equipment leases pursuant to IFRS 16.

	Office	Equipment(1)	Total
Balance at December 31, 2018	$-	$-	$-
Liability recognized on adoption of IFRS 16	1,657,518	-	1,657,518
Lease payments	(307,500)	-	(307,500)
Accretion	116,028	-	116,028
Balance at December 31, 2019	$1,466,046	$-	$1,466,046
Recognition of liability	25,505	2,522,456	2,547,961
Lease payments	(309,437)	(1,221,856)	(1,531,293)
Accretion – G&A	91,663	313	91,976
Accretion – E&E (Note 9)	-	59,797	59,797
Balance at December 31, 2020	$1,273,777	$1,360,710	$2,634,487

Current lease liability	$307,500	$-	$307,500
Long-term lease liability	1,158,546	-	1,158,546
Total lease liability at December 31, 2019	$1,466,046	$-	$1,466,046

Current lease liability	$300,900	$1,028,675	$1,329,575
Long-term lease liability	972,877	332,035	1,304,912
Total lease liability at December 31, 2020	$1,273,777	$1,360,710	$2,634,487

The following table provides a schedule of undiscounted lease liabilities as at December 31, 2020:

Lease payments due within:	Office	Equipment	Total
1 year	$300,900	$1,202,787	$1,503,687
1 - 3 Years	601,800	142,825	744,625
4-5 Years	601,800	-	601,800
After 5 years	-	-	-

(1)	Lease liabilities for equipment relates to equipment used at the Snip and Eskay Creek Mine site, as well as trailers, storage units and portable bunkers held at the Eskay Creek temporary camps. Lease terms for these leases range from 12-60 months. The Company recognized a total of $151,773 (2019- $116,028) in interest expense included within lease liabilities, which is included within G&A and E&E as noted above.

30

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

15.	PROVISION FOR CLOSURE AND RECLAMATION

The following is a continuity schedule of the provisions for closure and reclamation:

	Blackdome	Snip	Eskay	Total
Balance at December 31, 2018	$1,556,825	$1,694,196	$-	$3,251,021
Revision of estimate	-	1,567,714	-	1,567,714
Accretion	25,109	19,045	-	44,154
Sale of subsidiary (Note 9)	(1,581,934)	-	-	(1,581,934)
Balance at December 31, 2019	$-	$3,280,955	$-	$3,280,955
Additions (Note 9)	-	-	1,564,046	1,564,046
Revision of estimate	-	305,344	-	305,344
Accretion	-	10,423	-	10,423
Balance at December 31, 2020	$-	$3,596,722	$1,564,046	$5,160,768

The Company periodically updates information and inputs in order to enable it to refine its estimate of the present value of its future closure and reclamation obligation. Inputs include anticipated costs of required remediation work and mandated safety inspections as well as the pre-tax real discount rate used (2020 - 0%, 2019 - 1.67%). These inputs are all subject to uncertainty.

16.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Private placements

On April 10, 2019, the Company raised gross proceeds of $2,000,000 through a private placement financing, issuing 5,194,805 common shares at a price of $0.385. Cash finder’s fees of $65,975 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On July 31, 2019, the Company raised gross proceeds of $5,032,070 through a private placement financing, issuing 9,077,208 common shares at a price of $0.385 and 3,169,784 flow through shares at a price of $0.485. Cash finder’s fees of $81,736 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On December 16, 2019, the Company raised gross proceeds of $16,000,000 through a private placement financing, issuing 19,512,196 flow through shares at a price of $0.82. Cash finder’s fees of $719,316 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 13,000,000 British Columbia super-flow-through shares at a price of $1.155 per flow-through share.

31

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

16.	CAPITAL STOCK AND RESERVES (continued)

On April 15, 2020, the Company closed the second and final tranche of a non-brokered private placement offering, whereby gross proceeds of $18,246,506 were raised by the issuance of 5,772,910 British Columbia super-flow-through shares at a price of $1.155 per flow-through share and 11,027,424 National flow-through shares at $1.05 per flow-through share.

On October 2, 2020, the Company completed the purchase of Eskay Creek from Barrick (Note 9) and Skeena now owns 100% of the Eskay Creek gold-silver project. At closing, Barrick was issued 22,500,000 units of the Company, with each unit comprised of one common share and one half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $2.70 for a period of two years from issuance. The warrants were valued using the Black-Scholes option pricing model and have a fair value of $11,325,980.

On November 17, 2020, the Company closed an overnight marketed public offering whereby gross proceeds of $46,000,000 were raised by the issuance of 19,574,468 common shares at a price of $2.35 per common share.

On December 22, 2020, the Company closed a non-brokered private placement offering whereby gross proceeds of $8,500,002 were raised by the issuance of 2,428,572 flow-through shares at a price of $3.50 per flow-through share.

The total cost of issuing these shares as part of the overnight public offering as well as the private placements throughout the year amounted to $3,852,991.

Stock options and warrants

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option is greater than or equal to the market price of the Company’s stock on the date of grant. The options can be granted for a maximum term of five years and vest at the discretion of the Board of Directors.

Share-based payments

On April 15, 2019, the Company granted 3,815,000 stock options to directors, officers, employees and consultants, exercisable at $0.41 per option until April 15, 2024. The options vested immediately, were valued using the Black- Scholes option pricing model and had a fair value of $1,209,800.

On August 7, 2019, the Company granted 4,200,000 incentive stock options to directors, officers, employees and consultants, exercisable at $0.45 per share until August 7, 2024. The options vested immediately, were valued using the Black-Scholes option pricing model and had a fair value of $1,295,290.

On January 17, 2020, the Company granted 2,940,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on January 17, 2025. All of the options vest over a 24-month period with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $1.04. The options were valued using the Black-Scholes option pricing model and had a fair value of $1,322,169.

32

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

16.	CAPITAL STOCK AND RESERVES (continued)

On January 17, 2020, the Company approved the reservation of 192,308 common shares in the capital of the Company in order to satisfy the payment of incentive compensation declared by the Board of Directors as payable to certain officers and employees of the Company (the “Incentive Shares”), subject to vesting. In order to help retain and motivate key members of management, these Incentive Shares will not be issued unless or until they vest on January 17, 2022.

On May 8, 2020, the Company granted 4,200,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on May 8, 2025. All of the options vest over a 24-month period, with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $1.12. The options were valued using the Black-Scholes option pricing model and had a fair value of $2,090,819.

On July 27, 2020, 300,000 incentive stock options were granted to a Director of the Company. The options have a term of five years, expiring on July 27, 2025. The options vest over a 24-month period with one third of the options vesting immediately, one third after 12 months and one third after 24 months. Each option will allow the holder to purchase one common share in the Company at a price of $2.93. The options were valued using the Black-Scholes option pricing model and had a fair value of $398,718.

On November 27, 2020, the Company granted 5,470,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on November 27, 2025. All of the options vest over a 24-month period, with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $2.52. The options were valued using the Black-Scholes option pricing model and had a fair value of $6,378,256.

33

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

16.	CAPITAL STOCK AND RESERVES (continued)

Stock option and share purchase warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted average inputs used were as follows:

	Warrants		Stock Options
Risk-free interest rate	2020	2019	2020	2019
Expected life	2.0 yrs	-	3.0 yrs	5.0 yrs
Annualized volatility	72%	-	72%	105%
Dividend rate	0.00%	-	0.00%	0.00%
Forfeiture rate	0.00%	-	4.22%	0.00%
Fair value of a share at grant date	$1.01	-	$1.74	$0.41
Risk-free interest rate	0.25%	-	0.57%	1.40%

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price
Outstanding, December 31, 2018	21,278,489	$1.12	7,416,444	$1.11
Expired	(11,315,980)	$1.27	(400,000)	$1.00
Cancelled	-	-	(4,436,444)	$1.16
Issued/granted	-	-	8,015,000	$0.43
Outstanding, December 31, 2019	9,962,509	$0.95	10,595,000	$0.58
Exercised	(5,607,449)	$0.99	(2,029,112)	$0.50
Expired	(4,355,060)	$0.90	0	$0.00
Cancelled	0	$0.00	(376,000)	$0.70
Issued/granted	11,250,000	$2.70	12,910,000	$1.74
Outstanding, December 31, 2020	11,250,000	$2.70	21,099,888	$1.29
Exercisable, December 31, 2020	11,250,000	$2.70	12,555,443	$0.99

The weighted average share price at the date of exercise of the stock options was $1.83 during the year ended December 31, 2020. There were no stock options exercised during the year ended December 31, 2019.

The weighted average remaining contractual life of the stock options is 3.84 years (2019 – 3.85 years).

The weighted average remaining contractual life of the warrants is 1.75 years (2019 – 0.36 years).

34

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

16.           CAPITAL STOCK AND RESERVES (continued)

As at December 31, 2020, incentive stock options and share purchase warrants were outstanding as follows:

		Exercise
	Number	Price	Expiry Date
Options	630,000	$1.00	June 23, 2021
	340,000	$1.50	July 25, 2021
	397,500	$1.00	January 31, 2022
	1,282,000	$0.77	January 15, 2023
	2,367,000	$0.41	April 15, 2024
	3,266,720	$0.45	August 7, 2024
	2,873,334	$1.04	January 17, 2025
	4,173,334	$1.12	May 8, 2025
	300,000	$2.93	July 27, 2025
	5,470,000	$2.52	November 27, 2025
	21,099,888	$1.29
Warrants	11,250,000	$2.70	October 2, 2022
	11,250,000	$2.70

As at December 31, 2019, incentive stock options and share purchase warrants were outstanding as follows:

		Exercise
	Number	Price	Expiry Date
Options	700,000	$1.00	June 23, 2021
	380,000	$1.50	July 25, 2021
	405,000	$1.00	January 31, 2022
	1,602,000	$0.77	January 15, 2023
	3,665,000	$0.41	April 15, 2024
	3,843,000	$0.45	August 7, 2024
	10,595,000	$0.58
Warrants	4,588,470	$0.90	March 29, 2020
	5,374,039	$1.00	June 13, 2020
	9,962,509	$0.95

35

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

17.          CAPITAL RISK MANAGEMENT

The Company manages its common shares, options and warrants as capital. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares (See Note 1, Going Concern). When managing the capital structure, the Company’s competing objectives are: to safeguard its ability to continue as a going concern in order to actively pursue the exploration and development of its projects; and to minimise the number of shares issued. The Company has not established any quantitative capital management criteria as the competing objectives require subjective analysis.

The Company is not subject to any externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size and stage of the Company, is reasonable. There has been no change to the Company’s capital risk management approach for the year ended December 31, 2020.

18.          SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions and other supplemental disclosures:	2020	2019
Warrants issued upon acquisition of property	$11,325,981	$-
Shares issued upon acquisition of property	$59,400,000	$-
Equipment acquired upon acquisition of property	$125,813	$-
StrikePoint shares received in settlement of receivable	$750,000	$-

19.           INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% (2019 - 27.00%) to income before income taxes. The reasons for the differences are as follows:

	2020	2019
Loss for the year	$(60,311,139)	$(27,082,863)
Statutory income tax rate	27.00%	27.00%
Expected income tax benefit	(16,284,008)	(7,312,373)
Items not deductible for income tax purposes	1,329,452	2,289,086
Non-taxable items	(3,603,277)	(502,711)
Flow through share issuances	13,784,035	2,376,412
Other (true up)	(1,339,277)	-
Unrecognized benefit of deferred tax assets	6,113,075	3,149,586
Income tax expense	$-	$-

36

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

19.           INCOME TAXES (continued)

The Company recognizes a deferred tax asset on unused tax losses or other deductible amounts only when the Company expects to have future taxable profit against which the amounts could be utilised. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2020	2019
Equipment	$-	$355,134
Share issuance costs	4,189,879	1,811,526
Net Capital losses	829,256	1,611,246
Provision for closure and reclamation	5,160,768	3,280,955
Non-capital losses carried forward	47,273,329	22,473,955
Exploration and evaluation	10,477,540	15,756,936
Unrecognized deductible temporary differences	$67,930,772	$45,289,752

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

Canada
2026	$217,000
2027	435,000
2028	337,000
2029	286,000
2030	373,000
2031	301,000
2032	129,000
2033	101,000
2034	628,000
2035	2,104,000
2036	3,341,000
2037	3,555,000
2038	3,563,000
2039	6,435,000
2040	25,468,329
$47,273,329

37

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

20.          CONTINGENCY

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat, and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA, in April of 2016. Notably, no further steps have been taken by the litigant since bringing the claims. In the opinion of management, the outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the consolidated financial statements of the Company.

The Company has previously had operations in other countries, and has not yet completed the formal process of dissolution of a subsidiary company. There may be amounts owed by that subsidiary company, including mining concession fees unpaid since January 2014, estimated to be $100,000 per year, that are not probable to require an outflow of future economic benefits to satisfy. As a result, the Company has not accrued those amounts as liabilities.

On October 2, 2020, the Company announced the successful acquisition of Eskay from Barrick. The renegotiated “Definitive Agreement” contains a contingent payment, payable if the Company sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000 (Note 9).

21.          COMMITMENTS

The Company entered into lease agreements for office premises that commenced January 1, 2016 and June 1, 2016 and expire December 31, 2025. The total lease payment pursuant to the original agreement at the time of signing was $2,919,154 (including estimated operating expenses of $1,064,241). There are flexible arrangements with other companies that share rent and office expenses on a cost-recovery basis which will reduce the Company’s share of this amount. The Company also entered into various lease agreements for equipment during the year ended December 31, 2020.

Please refer also to Note 13 for a discussion of commitments related to the issuance of flow-through shares, and to Note 9 for a discussion of commitments related to exploration and evaluation assets.

22.          SUBSEQUENT EVENTS

On March 8, 2021, the Company closed the first tranche of a non-brokered flow-through private placement, raising gross proceeds of $12,800,000 through the issuance of 2,837,986 flow-through common shares of the Company at a price of $4.50.

38